Uplift Nutrition, Inc.

252 West Cottage Avenue

Sandy, Utah  84070

Phone (801) 568-9100

Fax (801) 568-9111

March 7, 2011

TO BE FILED ON EDGAR AS “CORRESPONDENCE”

Jamie Kessel, Staff Accountant

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

RE:

Your letter of February 28, 2011 in re:

Uplift Nutrition, Inc.

Item 4.01 Form 8-K

Filed February 24, 2011

File No. 000-52890

Dear Ms. Kessel:

In response to the above-letter, please be advised that contrary to the factual assumption in the Commission’s letter, our former auditor, Chisolm, Bierwolf, Nilson & Morrill, LLC, is still registered with the PCAOB.  The disciplinary action, as we understand it, is pending.  The reason we changed auditors, as disclosed in the subject Form 8-K, is so that we would not have to worry about the prospect of our auditor’s PCAOB registration being revoked in the future.

At such time as our former auditor, Chisolm, Bierwolf, Nilson & Morrill’s registration with the PCAOB is in fact revoked and we need to rely on a past audit of theirs in an Edgar filing, we will take steps to utilize the services of a firm that is registered with the PCAOB to re-audit for that year.  Such is not now the case and such a circumstance has otherwise not yet occurred.

As per the second page of your letter, let me affirmatively represent to the Commission the following:

Uplift Nutrition acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the subject filing and all other filings;

Uplift Nutrition acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jamie Kessel, Staff Accountant

March 7, 2011

Third, Uplift Nutrition also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Yours very truly,

UPLIFT NUTRITION, INC.

/s/Gary C. Lewis

Gary C. Lewis, President, CEO and Director

Cc:  Uplift Nutrition, Inc.